
October 30, 2013

Charles E. Christmas
Senior Vice President, Chief Financial Officer and Treasurer
Mercantile Bank Corporation
310 Leonard St., N.W.
Grand Rapids, Michigan 49504

Re: **Mercantile Bank Corporation**
Registration Statement on Form S-4/A
Filed October 21, 2013
File No. 333-191212

Dear Mr. Christmas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

Interests of FirstBank Directors and Executive Officers in the Merger, page 13

1.   We note your response to comment 8 in our letter dated October 16, 2013; however, you have provided the requested information in the aggregate for all officers and directors rather than for each officer and director. In addition, your disclosure in the main section does not clearly aggregate the amount payable to each officer and director so that an investor could readily understand the total benefit. Therefore, we reissue the comment.

Material U.S. Federal Income Tax Consequences, page 124

2.   We note that you have chosen to provide "short form" tax opinions as exhibits to the registration statement. However, the discussion in the registration statement is

inadequate. Please state the opinion of counsel clearly rather than referring to other opinions that will be given and remove language such as "[the companies] intend for the merger to qualify as a reorganization…." Please see Staff Legal Bulletin 19 (October 14, 2011) for further guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney